Exhibit 2.1

Execution Version

CONFIDENTIAL

AMENDMENT TO BUSINESS COMBINATION AGREEMENT

This AMENDMENT TO BUSINESS COMBINATION AGREEMENT (this “Amendment”), is entered into as of May 31, 2023, by and among Thunder Bridge Capital Partners IV, Inc., a Delaware corporation (“Thunder Bridge”), Coincheck Group B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“PubCo”), M1 Co G.K., a Japanese limited liability company (godo kaisha) (“HoldCo”), Coincheck Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Coincheck, Inc., a Japanese joint stock company (kabushiki kaisha) (the “Company”). Thunder Bridge, PubCo, HoldCo, Merger Sub and the Company are collectively referred to herein as the “Parties” and individually as a “Party.” Unless otherwise specified, capitalized terms used but not defined herein shall have the meanings assigned to them in the Agreement (as defined below).

RECITALS

WHEREAS, the Parties entered into that certain Business Combination Agreement, dated as of March 22, 2022 (the “Agreement”);

WHEREAS, Thunder Bridge intends to seek the approval of the Thunder Bridge Shareholders to amend the Certificate of Incorporation to extend the Deadline Date (as used herein, such term shall have the meaning set forth in the Certificate of Incorporation) for an additional twelve (12) months (the “Deadline Date Amendment”);

WHEREAS, pursuant to Section 14.10 of the Agreement, the Agreement may be amended only by a duly authorized agreement in writing executed in the same manner as the Agreement and which makes reference to the Agreement; and

WHEREAS, subject to the approval by the Thunder Bridge Shareholders of the Deadline Date Amendment prior to the Deadline Date, the Parties desire to amend the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth in this Amendment, and intending to be legally bound, the Parties hereby agree as follows:

1.	Amendments. Upon approval by the Thunder Bridge Shareholders of the Deadline Date Amendment prior to the Deadline Date, the Agreement shall be automatically amended as follows:

(a) The definition of “Available Closing Thunder Bridge Cash” in Section 1.01 of the Agreement shall be deleted in its entirety and replaced with the following:

““Available Closing Thunder Bridge Cash” means an amount equal to (i) all amounts in the Trust Account (after reduction for (x) the aggregate amount of payments required to be made in connection with the Thunder Bridge Shareholder Redemption, and (y) the aggregate amount of payments required to be made in connection with any Thunder Bridge Shareholders tendering Thunder Bridge Common Shares for redemption in connection with any amendment of the Certificate of Incorporation to amend the “Deadline Date” set forth therein (the “Thunder Bridge Shareholder Early Redemption”), as applicable), plus (ii) the aggregate amount of cash that has been funded to and remains with Thunder Bridge pursuant to any Sponsor Investment and any third party financing minus (iii) the Payoff Amount, if any, but solely to the extent that the Thunder Bridge Indebtedness in respect thereof was not used to pay documented fees, costs and expenses of Thunder Bridge incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Documents, the performance and compliance with all Transaction Documents and conditions contained herein to be performed or complied with by Thunder Bridge at or before Closing, and the consummation of the Transactions, including the fees, costs, expenses and disbursements of counsel, accountants, advisors and consultants of Thunder Bridge.”

(b) The definition of “Registration Statement” in Section 1.01 of the Agreement shall be amended by replacing the words “the Company” with “PubCo”.

(c) Section 5.02(b) of the Agreement shall be amended by replacing the words “employed by the Company” with “employed by any of the Company Parties or Monex”.

(d) The sixth sentence of Section 8.06(a) of the Agreement shall be deleted in its entirety and replaced with the following.

“Since June 29, 2021, Thunder Bridge has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement and the aggregate amount of payments required to be made in connection with Thunder Bridge Shareholder Early Redemption).”

(e) Section 12.01 of the Agreement shall be amended by replacing the words “by the Company” with “by PubCo”.

(f) Section 13.01(b) of the Agreement shall be deleted in its entirety and replaced with the following:

“(b) prior to the Closing, by written notice to the Company from Thunder Bridge if (i) there is any breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of a Company Party, such that the conditions specified in Section 12.02(a) or Section 12.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if any such Terminating Company Breach is curable by a Company Party through the exercise of its reasonable efforts, then, for a period of up to thirty (30) days (or any shorter period of the time that remains between the date Thunder Bridge provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from Thunder Bridge of such breach, but only for so long as a Company Party continues to exercise such reasonable efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, (ii) the Closing has not occurred on or before July 2, 2024 (the “Termination Date”), (iii) the Thunder Bridge Common Shares or Thunder Bridge Warrants are delisted from the Nasdaq Global Market, or (iv) the consummation of the Merger is permanently enjoined, prohibited or prevented by the terms of a final, non-appealable Governmental Order; provided, that the right to terminate this Agreement under subsection (i), (ii) or (iii) shall not be available if Thunder Bridge’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date;”

(g) Section 13.01(c) of the Agreement shall be deleted in its entirety and replaced with the following:

“(c) prior to the Closing, by written notice to Thunder Bridge from the Company if (i) there is any breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of Thunder Bridge, such that the conditions specified in Section 12.03(a) or Section 12.03(b) would not be satisfied at the Closing (a “Terminating Thunder Bridge Breach”), except that, if any such Terminating Thunder Bridge Breach is curable by Thunder Bridge through the exercise of its reasonable efforts, then, for a period of up to thirty (30) days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Termination Date) after receipt by Thunder Bridge of notice from the Company of such breach, but only for so long as Thunder Bridge continues to exercise such reasonable efforts to cure such Terminating Thunder Bridge Breach (the “Thunder Bridge Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Thunder Bridge Breach is not cured within the Thunder Bridge Cure Period, (ii) the Closing has not occurred on or before the Termination Date, (iii) the Thunder Bridge Common Shares or Thunder Bridge Warrants are delisted from the Nasdaq Global Market, or (iv) the consummation of the Merger is permanently enjoined, prohibited or prevented by the terms of a final, non-appealable Governmental Order; provided, that the right to terminate this Agreement under subsection (i), (ii) or (iii) shall not be available if the Company’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date;”

(h) Section 14.05 of the Agreement shall be amended by replacing the words “the Company” with “PubCo”.

2.	Termination. Notwithstanding anything in this Amendment to the contrary, in the event that the Thunder Bridge Shareholders fail to approve the Deadline Date Amendment prior to the Deadline Date, this Amendment shall automatically be cancelled and terminated without effect, ab initio.

3.	Ratification of Binding Provisions. All paragraphs, provisions and clauses in the Agreement not modified by this Amendment shall remain in full force and effect as originally written.

4.	Assignment. No Party shall assign this Amendment or any part hereof without the prior written consent of the Company and Thunder Bridge.

5.	Entire Agreement. This Amendment, the Agreement (together with the Disclosure Letters and Exhibits to the Agreement and the other Transaction Documents) and the Confidentiality Agreement constitute the entire agreement among the Parties relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the Transactions. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between the Parties except as expressly set forth or referenced in this Amendment, the Agreement, the other Transaction Documents and the Confidentiality Agreement.

6.	Amendments. This Amendment may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as the Agreement and which makes reference to this Amendment and the Agreement.

7.	Governing Law. This Amendment, and all claims or causes of action based upon, arising out of, or related to this Amendment, shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, including its statute of limitations, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws or statute of limitations of another jurisdiction.

8.	Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Amendment to be duly executed as of the date first written above.

THUNDER BRIDGE CAPITAL PARTNERS IV, INC.

By:	/s/ Gary A. Simanson
Name:	Gary A. Simanson
Title	President and CEO

[Signature Page to Amendment to Business Combination Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Amendment to be duly executed as of the date first written above.

COINCHECK GROUP B.V.

By:	/s/ Akira Inoue
Name:	Akira Inoue
Title:	Managing Director

M1 CO G.K.

By:	/s/ Akira Inoue
Name:	Akira Inoue
Title:	Executive Manager

COINCHECK MERGER SUB, INC.

By:	/s/ Akira Inoue
Name:	Akira Inoue
Title:	President & Secretary

COINCHECK, INC.

By:	/s/ Satoshi Hasuo
Name:	Satoshi Hasuo
Title:	Representative Director & President

[Signature Page to Amendment to Business Combination Agreement]